中信泰富有限公司

BY COURIER

Exemption No. 82-5232

RECEIVED

2008 JAN -2 P 12:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITIC PACIFIC

Date : 27th December, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

[redacted]

08000032

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since November 22, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
JAN 07 2008
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Assistant Director -
Company Secretariat

dw 1/3

Encl.
AT/ww/LTR-2937

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since November 22, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Form of Share Buyback Report to HKSE
   Date : November 23, 2007
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Announcement on Connected Transactions – Establishment of Joint Venture Companies
   Date : November 26, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Return of Allotments
   Date : November 29, 2007
   Entity Requiring Item : Hong Kong Companies Registry

4. Document : Return by a Company Purchasing its Own Shares
   Date : November 30, 2007
   Entity Requiring Item : Hong Kong Companies Registry

5. Document : Monthly Return on Movement of Listed Equity Securities
   Date : December 5, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

6. Document : Notice for convening a shareholders' meeting of Daye Special Steel Co., Ltd. (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) to be held on December 28, 2007 *(only available in Chinese)*
   Date : December 7, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Announcement on Discloseable Transaction – Acquisition of a total of 17 Vessels (to be constructed)
   Date : December 13, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

23 November 2007

Dear Sir,

Name of Company: CITIC Pacific Limited

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
23 November 2007	2,813,000	On the Exchange	39.35	38.25	109,397,400
Total	2,813,000				109,397,400

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 2,813,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

((a) x 100)
―――――――――――
issued share capital

0.127 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 17 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Stella Chan Chui Sheung
Company Secretary
for and on behalf of
CITIC Pacific Limited

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 267)

CONNECTED TRANSACTIONS

ESTABLISHMENT OF JOINT VENTURE COMPANIES

The Board announces that on 26 November 2007, Ipson (a wholly owned subsidiary of CITIC Pacific) and Perfect Future (a connected person) entered into (i) Jiangyin Gas Articles of Association for the establishment of Jiangyin Gas and (ii) Jiangyin Recycling Articles of Association for the establishment of Jiangyin Recycling. Each of the JV Companies will be owned as to 80% by Ipson and 20% by Perfect Future.

The total investment of each of the JV Companies amounts to US$49,800,000 (approximately HK$388,440,000), and the registered capital of each of the JV Companies amounts to US$49,800,000 (approximately HK$388,440,000). As the Group will own a 80% interest in each of the JV Companies, the total capital commitment of the Group in each of the JV Companies is US$39,840,000 (approximately HK$310,752,000), the aggregate of which represents more than 0.1% but less than 2.5% of the applicable percentage ratios calculated pursuant to Rules 14.07 and 14.15(2) of the Listing Rules.

Perfect Future is a connected person of the Company as Bright Trinity, which wholly owns Perfect Future, is a substantial shareholder of Jiangsu CP Xingcheng Special Steel Co., Ltd., a subsidiary of the Company. Perfect Future is also an associate of a director of various subsidiaries of the Company engaging in steel manufacturing business. The establishment of the JV Companies constitutes connected transactions for the Company under Chapter 14A of the Listing Rules. Details of the joint venture arrangements will be included in the 2007 annual report and accounts of the Company.

JIANGYIN GAS ARTICLES OF ASSOCIATION

Date: 26 November 2007

Parties:
(1) Ipson, a wholly owned subsidiary of the Company; and
(2) Perfect Future

Business: To engage in the production and sale of oxygen, liquefied oxygen, nitrogen and argon

Total Investment: US$49,800,000 (approximately HK$388,440,000)

Registered Capital: US$49,800,000 (approximately HK$388,440,000), contributed as to:

(1) 80% by Ipson (i.e. US$39,840,000 (approximately HK$310,752,000)); and
(2) 20% by Perfect Future (i.e. US$9,960,000 (approximately HK$77,688,000)).

The capital contribution of Ipson and Perfect Future will be made in cash within 2 years from the date of issue of the business licence of Jiangyin Gas. The capital contribution of Ipson will be funded by the internal resources of the Group.

Transfer by Ipson or Perfect Future of its respective interest in Jiangyin Gas is subject to the pre-emptive rights of the other party.

Term: 20 years from the date of issue of the business licence of Jiangyin Gas. During the 6-month period immediately preceding the expiration of the term, Jiangyin Gas may apply to the relevant PRC authority for an extension of the term of Jiangyin Gas.

JV Board: The board of directors of Jiangyin Gas will consist of 9 directors, 7 of whom will be appointed by Ipson and 2 of whom will be appointed by Perfect Future. The chairman of the board will be appointed by Ipson.

Conditions: The Jiangyin Gas Articles of Association is conditional upon all necessary approvals from the relevant PRC authorities having been obtained. No specific date by which such approvals must be obtained is provided.

The terms of the Jiangyin Gas Articles of Association have been arrived at after arm's length negotiations.

JIANGYIN RECYCLING ARTICLES OF ASSOCIATION

Date:	26 November 2007
Parties:	(1) Ipson, a wholly owned subsidiary of the Company; and (2) Perfect Future
Business:	To engage in the processing and recycling of metal slag and sale of its related recycled products
Total Investment:	US$49,800,000 (approximately HK$388,440,000)
Registered Capital:	US$49,800,000 (approximately HK$388,440,000), contributed as to: (1) 80% by Ipson (i.e. US$39,840,000 (approximately HK$310,752,000)); and (2) 20% by Perfect Future (i.e. US$9,960,000 (approximately HK$77,688,000)). The capital contribution of Ipson and Perfect Future will be made in cash within 2 years from the date of issue of the business licence of Jiangyin Recycling. The capital contribution of Ipson will be funded by the internal resources of the Group. Transfer by Ipson or Perfect Future of its respective interest in Jiangyin Recycling is subject to the pre-emptive rights of the other party.
Term:	20 years from the date of issue of the business licence of Jiangyin Recycling. During the 6-month period immediately preceding the expiration of the term, Jiangyin Recycling may apply to the relevant PRC authority for an extension of the term of Jiangyin Recycling.
JV Board:	The board of directors of Jiangyin Recycling will consist of 9 directors, 7 of whom will be appointed by Ipson and 2 of whom will be appointed by Perfect Future. The chairman of the board will be appointed by Ipson.
Conditions:	The Jiangyin Recycling Articles of Association is conditional upon all necessary approvals from the relevant PRC authorities having been obtained. No specific date by which such approvals must be obtained is provided.

The terms of the Jiangyin Recycling Articles of Association have been arrived at after arm's length negotiations.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

Steel manufacturing is one of the core businesses of the Group. The establishment of the JV Companies provides an opportunity for the Group to invest in and further expand its steel manufacturing business in the PRC.

The Directors, including the independent non-executive Directors, are of the view that the terms of the Jiangyin Gas Articles of Association and the Jiangyin Recycling Articles of Association are on normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

GENERAL

The Group is engaged in a diversified range of business, including manufacturing of special steel, iron ore mining, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and marketing and distribution. Perfect Future is an investment holding company.

Perfect Future is a connected person of the Company as Bright Trinity, which wholly owns Perfect Future, is a substantial shareholder of Jiangsu CP Xingcheng Special Steel Co., Ltd., a subsidiary of the Company. Perfect Future is also an associate of a director of various subsidiaries of the Company engaging in steel manufacturing business. The establishment of the JV Companies constitutes connected transactions for the Company under Chapter 14A of the Listing Rules. The total capital commitment of the Group for the JV Companies in aggregate represents more than 0.1% but less than 2.5% of the applicable percentage ratios calculated pursuant to Rules 14.07 and 14.15(2) of the Listing Rules. Therefore, such transactions are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements pursuant to Rule 14A.32 of the Listing Rules. Details of the joint venture arrangements will be included in the 2007 annual report and accounts of the Company.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms have the following meanings:

"associate", "connected person" and "substantial shareholder"	have the meaning given to them by the Listing Rules
"Board"	the board of Directors
"Bright Trinity"	天水投資有限公司 (Bright Trinity Enterprises Ltd.), a company incorporated under the laws of British Virgin Islands
"Company" or "CITIC Pacific"	CITIC Pacific Limited 中信泰富有限公司, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange

"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries (as defined under the Listing Rules)
"HK$"	the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Ipson"	長越投資有限公司 (Ipson Investments Limited), a company incorporated in Hong Kong with limited liability, which is wholly owned by the Company
"Jiangyin Gas"	江陰泰富興澄工業氣體有限公司 (Jiangyin CP Xingcheng Industry Gas Co., Ltd.), a joint venture company to be established in Jiangsu in the PRC, which will be owned as to 80% by Ipson and 20% by Perfect Future
"Jiangyin Gas Articles of Association"	the articles of association of Jiangyin Gas entered into on 26 November 2007 between Ipson and Perfect Future in relation to the establishment of Jiangyin Gas
"Jiangyin Recycling"	江陰泰富興澄資源循環環保有限公司 (Jiangyin CP Xingcheng By-products Recycling Co., Ltd.), a joint venture company to be established in Jiangsu in the PRC, which will be owned as to 80% by Ipson and 20% by Perfect Future
"Jiangyin Recycling Articles of Association"	the articles of association of Jiangyin Recycling entered into on 26 November 2007 between Ipson and Perfect Future in relation to the establishment of Jiangyin Recycling
"JV Board"	the board of directors of Jiangyin Gas or Jiangyin Recycling, as the context may require
"JV Companies"	Jiangyin Gas and Jiangyin Recycling
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Perfect Future"	尙康國際有限公司 (Perfect Future International Limited), a company incorporated in Hong Kong with limited liability, which is wholly owned by Bright Trinity
"PRC"	People's Republic of China
"Shareholders"	the shareholders of the Company from time to time
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"US$"	the lawful currency of the United States of America
"%"	per cent.

By order of the directors of
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 26 November 2007

Unless otherwise stated and for reference only, the exchange rates of US$ to HK$ quoted in this announcement adopt the rate of US$1 to HK$7.8.

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

公司註冊處
Companies Registry

Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

RECEIVED

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
Please print in black ink.

2007 JAN -2 P 12:50

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	31	10	2007
至 To	02	11	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	72,000
已繳及應繳的溢價總額 [第5A(a) . 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	3,906,000

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	885,936,064

Your Receipt
Companies Registry
H.K.

(註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: CITIC Secretaries Limited 中信秘書有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: 2918 4838
電郵地址 E-mail Address: -
檔號 Reference: -

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿填

29/11/2007 15:29:43
Submission No.: 228076432/1
CR NO.: 0145656
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$3,906.00

Receipt No.	Method	Amount(HKD)
282280106064	Chq	$3,906.00

Total Paid $3,906.00

表格 Form **SC1**

公司編號 Company Number

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	180,000	HKD0.40	HKD22.10	Nil	HKD21.70	HKD 3,906,000

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Kwok Man Leung	Level 32, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	100,000	
Lo Kai Sing Paul	32/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	50,000	
Tso Mun Wai	Flat A, 18/F., Block 7, King's Park Villa, 1 King's Park Rise, Kowloon	30,000	
	各類別股份分配的總數 Total Shares Allotted by Class	180,000	Nil

簽署 Signed : [signature]

姓名 Name : Chan Chui Sheung, Stella

~~董事 Director /~~ 秘書 Secretary *

日期 Date : 29th November 2007

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

公司註冊處
Companies Registry

its Own Shares

(公司條例第 49G(1)條)
(Companies Ordinance s. 49G(1))

RECEIVED
2008 JAN -2 P 12:50

表格 Form **SC2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 公司根據《公司條例》第 49B 條購買的股份
Shares Purchased by the Company under section 49B of the Companies Ordinance

股份類別 Class of Shares	股份數目 Number of Shares	每股的面值 Nominal Value of Each Share†	股份交付公司的日期 Date on which the Shares were Delivered to the Company (日 DD / 月 MM / 年 YYYY)	就每股所支付的最高價格 Maximum Price Paid for Each Share† (註 Note 5)	就每股所支付的最低價格 Minimum Price Paid for Each Share† (註 Note 5)
Shares	2,813,000	HKD0.40	23/11/2007	HKD39.35	HKD38.25

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

(註 Note 5) **3 公司就上述股份所支付的總款額**
The Aggregate Amount Paid by the Company for the above Shares

貨幣單位 Currency	款額 Amount
HKD	109,397,400

For and on behalf of
CITIC SECRETARIES LIMITED
中信秘書有限公司

簽署 Signed :

姓名 Name : CITIC Secretaries Limited Director(s)

~~董事 Director~~／秘書 Secretary *

日期 Date : 30/11/2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Secretaries Limited 中信秘書有限公司

地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

電話 Tel: 2820 2111 傳真 Fax: 2918 4838

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

CR
收件日期 RECEIVED
3 0 NOV 2007
文件管理組
Document Management Section

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

HKEx 香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 30th November, 2007

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)

For enquiries: Evan Chan (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	267 CITIC Pacific Limited
Representative Name	Ms Stella Chan Chui Sheung
Contact Person	Ms Stella Chan
Contact No.	2820 2184 Submit Date December 5, 2007

A. Information on Types of Listed Equity Securities

- ☐ Ordinary shares
- ☐ Equity warrants
- ☐ Preference shares
- ☑ Other Classes of shares : Shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 267 Description : N/A

	No. of ~~Ordinary~~ Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date) ( )	-		-
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code :		Description :	

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code :		Description :	

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,200,000,000**

C. Movement in Issued Share Capital

	No. of ~~Ordinary~~ Shares (1)	(2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	2,214,760,160	-	-	-
~~Increase~~/ (Decrease) during the month	2,733,000	-	-	-
Balance at close of the month	2,212,027,160	-	-	-

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
29,833,000	500,000	80,000	-	-	30,253,000	80,000

Total Exercised Money During the Month (HKD) 1,768,000

Equity Warrants : N/A

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. ( )					
Stock code					
Subscription price					

Convertibles : N/A

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue					No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
3. Bonus Issue			Issue and allotment date : (dd/mm/yyyy)	( )	-
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	(23/11/2007)	2,813,000
6. Redemption of share			Redemption date : (dd/mm/yyyy)	( )	-
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
8. Other (Please specify) ______	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-

Remarks:

Authorised signature: [signature]

Name: Stella Chan Chui Sheung

Title: Company Secretary

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於召開2007年臨時股東大會的通知。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

证券代码：000708　　　　股票简称：大冶特钢　　　　公告编号：2007-023

大冶特殊钢股份有限公司
关于召开二〇〇七年临时股东大会的通知

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

根据公司第四届董事会第十八次会议决议、第四届董事会第二十次会议决议，公司董事会决定，2007年12月28日召开公司2007年临时股东大会。现将有关事宜通知如下：

一、召开会议基本情况

1、召开时间：2007年12月28日上午10时

2、召开地点：公司报告厅

3、召集人：公司董事会

4、召开方式：现场投票

5、出席对象：

⑴ 截止2007年12月24日下午收市后，在中国证券登记结算有限责任公司深圳分公司登记在册的本公司全体股东；股东本人不能出席的，可书面委托代理人出席。

⑵ 公司董事、监事及高级管理人员；

⑶ 公司聘请的律师。

二、会议审议事项

1、提案名称：

⑴审议《公司关联交易管理制度》；

⑵审议《公司对外担保管理制度》；

⑶审议《公司募集资金使用管理制度》；

⑷审议《关于核销坏帐损失的议案》；

2、披露情况：上述第⑴、⑵、⑶项议案的详细内容见刊登在2007年4月20日的《中国证券报》、《证券时报》、《上海证券报》及深圳巨潮网www.cninfo.com.cn上的公司第四届董事会第十八次会议决议公告；上述第⑷项议案的详细内容见刊登在2007年8月21日前述报纸和网站的公司第四届董事会第二十次会议决议公告。

三、现场股东大会会议登记方法

1、登记方式：现场、信函或传真方式

2、登记时间：2007年12月26日-12月27日上午9：00-12：00；下午14：00-17：00

3、登记地点：湖北省黄石市黄石大道316号大冶特殊钢股份有限公司董事会秘书室

4、受托行使表决权人需登记和表决时提交文件的要求：法人股东的法定代表人持法人股东帐户、持股凭证、营业执照复印件和本人身份证，委托代理人持法人股东帐户、持股凭证、营业执照复印件、本人身份证和法定代表人授权委托书；个人股东持股东帐户、持股凭证、身份证，委托代理人持授权委托书、身份证和委托人股东帐户、持股凭证。

四、其他事项

1、会议联系方式：

⑴会议联系人：彭百条　周开明

⑵联系电话：0714—6297373

⑶传　　真：0714—6297280

⑷邮政编码：435001

2、会议费用：出席会议人员食宿及交通费自理；

五、授权委托书

兹全权委托　　　　先生（女士）代表本人出席大冶特殊钢股份有限公司 2007 年临时股东大会，并行使表决权。

委托人（签名）：　　　　　　　　委托人身份证号：

委托人股东帐户：　　　　　　　　委托人持股数：

受托人（签名）：　　　　　　　　受托人身份证号：

委托权限：

委托日期：

特此公告。

大冶特殊钢股份有限公司

董　　事　　会

2007 年 12 月 7 日

****

完

香港，　二零零七年十二月七日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得·克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited

中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

ACQUISITION OF A TOTAL OF 17 VESSELS (TO BE CONSTRUCTED)

DISCLOSEABLE TRANSACTION

On 18 September 2007, seven wholly-owned subsidiaries of CITIC Pacific (as new buyers/transferees) entered into seven novation agreements (Novation Agreements Nos. 1-7) with Accomac Investment (as original buyer/transferor) and, CSTC and SJC (collectively "**Sellers A**"), whereby the rights and obligations of the original buyer/transferor under Shipbuilding Contracts Nos. 1-7 in relation to the acquisition of seven 115000 DWT Vessels for a consideration of US$53,280,000 (approximately HK$415.58 million) per 115000 DWT Vessel, were transferred to the new buyers/transferees (for a transfer fee of US$10 for each Novation Agreement). The total consideration for the acquisition of the seven 115000 DWT Vessels is US$372,960,070 (approximately HK$2,909.09 million).

On 13 December 2007, five other wholly-owned subsidiaries of CITIC Pacific entered into five shipbuilding contracts (Shipbuilding Contracts Nos. 8-12) with Sellers A to purchase five additional 115000 DWT Vessels at US$56,070,000 (approximately HK$437.35 million) per 115000 DWT Vessel. The total consideration for the acquisition of the five 115000 DWT Vessels is US$280,350,000 (approximately HK$2,186.73 million).

On 13 December 2007, JLEPG (a non-wholly owned subsidiary of CITIC Pacific accounted for as a jointly controlled entity) (as new buyer/transferee) entered into five novation agreements (Novation Agreements Nos. 13-17) with Shanghai Haitang (as original buyer/transferor) and, CSSC and Shanghai Shipyard (collectively "**Sellers B**"), whereby the rights and obligations of the original buyer/transferor under Shipbuilding Contracts Nos. 13-17 in relation to the acquisition of five 57000 DWT Vessels for a consideration of RMB355,800,000 per 57000 DWT Vessel, were transferred to JLEPG. The total consideration for the acquisition of the five 57000 DWT Vessels is approximately RMB1,779.0 million (approximately HK$1,832.37 million).

The total consideration of approximately HK$6,928.19 million for the Acquisitions under (i) Novation Agreements Nos. 1-7 (being approximately HK$2,909.09 million); (ii) Shipbuilding Contracts Nos. 8-12 (being approximately HK$2,186.73 million); and (iii) Novation Agreements Nos. 13-17 (being approximately HK$1,832.37 million), result in the Acquisitions constituting a discloseable transaction for CITIC Pacific under Chapter 14 of the Listing Rules. The entering into the Novation Agreements Nos. 1-7 constitute a discloseable transaction for CITIC Pacific only when aggregated with Shipbuilding Contracts Nos. 8-12 and Novation Agreements Nos. 13-17.

A circular, providing further details of the Acquisitions will be despatched to the Shareholders as soon as practicable.

THE ACQUISITIONS

A. Acquisitions under Novation Agreements Nos. 1-7

(a) **Date:**

Novation Agreements Nos. 1-7: 18 September 2007

(b) **Parties and Assets to be Acquired :**

Buyers: seven wholly-owned subsidiaries of CITIC Pacific (collectively "**Buyers A**")

Sellers: CSTC and SJC (collectively "**Sellers A**")

Pursuant to Shipbuilding Contracts Nos. 1-7 and Novation Agreements Nos. 1-7, the respective Buyer A has agreed to purchase and Sellers A have agreed to construct and sell a total of seven 115000 DWT Vessels.

(c) **Consideration and Delivery Date:**

Shipbuilding Contract No.	No. of 115000 DWT Vessels acquired	Consideration (US$)	Delivery Date (on or before)
1.	1	53,280,000	31 December 2010
2.	1	53,280,000	30 June 2011
3.	1	53,280,000	30 September 2011
4.	1	53,280,000	31 October 2011
5.	1	53,280,000	31 December 2011
6.	1	53,280,000	31 December 2011
7.	1	53,280,000	31 December 2011
	Total:	372,960,000	

The total consideration of US$372,960,000 (approximately HK$2,909.09 million) for the acquisition of seven 115000 DWT Vessels under the Shipbuilding Contracts Nos. 1-7 is subject to upward and downward adjustments. If the delivery of the respective 115000 DWT Vessel is made earlier than the specified delivery dates, the respective consideration will be adjusted upwards by a maximum of US$315,000. The respective consideration will be adjusted downwards in the event of, amongst others, delay in delivery of the respective 115000 DWT Vessel, specified speed and deadweight not being reached and specified fuel consumption being exceeded. The upward and downward adjustments to the consideration will be made to the second instalment of the consideration.

(d) **Payment Terms:**

The total consideration of US$372,960,000 under the Shipbuilding Contracts Nos. 1-7 is payable in the following manner:

- the first instalment representing 70% of the total consideration will be payable to Sellers A within seven Business Days after the respective Buyer A has received the Bank Refund Guarantee from Sellers A; and

- the second instalment representing the remaining 30% of the total consideration (subject to adjustments, if any) will be payable by the respective Buyer A to Sellers A upon delivery of the respective 115000 DWT Vessel.

As at the date of this announcement, an amount of US$261,072,000, representing 70% of the total consideration under Shipbuilding Contracts Nos. 1-7 have been made by the respective Buyer A to Sellers A.

(e) **Bank Refund Guarantee:**

Buyer A may also rescind or cancel the relevant shipbuilding contracts if certain minimum specifications for delivery, speed, fuel consumption or deadweight are not met. Sellers A shall deliver to the respective Buyer A the Bank Refund Guarantee to guarantee the repayment of any consideration paid by the respective Buyer A.

Buyer A may enforce the Bank Refund Guarantee in the event that any of the Shipbuilding Contracts Nos. 1-7 is rescinded or cancelled by the respective Buyer A and Sellers A fail to make the required repayment.

(f) **Completion**

Subject to any extensions that may be agreed between the respective Buyer A and Sellers A, completion will take place upon delivery of 115000 DWT Vessel with the relevant documentation.

B. Acquisitions under Shipbuilding Contracts Nos. 8-12

(a) **Date:**

Shipbuilding Contracts Nos. 8-12: 13 December 2007

(b) **Parties and Assets to be Acquired:**

Buyers: five wholly-owned subsidiaries of CITIC Pacific (collectively, "**Buyers B**")

Sellers: Sellers A

Pursuant to Shipbuilding Contracts Nos. 8-12, the respective Buyer B has agreed to purchase and Sellers A have agreed to construct and sell a total of five 115000 DWT Vessels.

(c) **Consideration and Delivery Date:**

Shipbuilding Contract No.	No. of 115000 DWT Vessels acquired	Consideration (US$)	Delivery Date (on or before)
8.	1	56,070,000	31 August 2012
9.	1	56,070,000	30 September 2012
10.	1	56,070,000	30 November 2012
11.	1	56,070,000	31 December 2012
12.	1	56,070,000	31 December 2012
	Total:	280,350,000	

The total consideration of US$280,350,000 (approximately HK$2,186.73 million) for the acquisition of five 115000 DWT Vessels under the Shipbuilding Contracts Nos. 8-12 is subject to upward and downward adjustments. If the delivery of the respective 115000 DWT Vessel is made earlier than the specified delivery dates, the respective consideration will be adjusted upwards by a maximum of US$315,000. The respective consideration will be adjusted downwards in the event of, amongst others, delay in delivery of the respective 115000 DWT Vessel, specified speed and deadweight not being reached and specified fuel consumption being exceeded. The upward and downward adjustments to the consideration will be made to the second instalment of the consideration.

(d) **Payment Terms:**

The total consideration of US$280,350,000 under the Shipbuilding Contracts Nos. 8-12 is payable in the following manner:

- the first instalment representing 70% of the total consideration will be payable to Sellers A within seven Business Days after the respective

Buyer B has received the Bank Refund Guarantee from Sellers A or 7 January 2008 (whichever is the later); and

- the second instalment representing the remaining 30% of the total consideration (subject to adjustments, if any) will be payable by the respective Buyer B to Sellers A upon delivery of the respective 115000 DWT Vessel.

(e) **Bank Refund Guarantee:**

Buyer B may also rescind or cancel the relevant shipbuilding contracts if certain minimum specifications for delivery, speed, fuel consumption or deadweight are not met. Sellers A shall deliver to the respective Buyer B the Bank Refund Guarantee to guarantee the repayment of any consideration paid by the respective Buyer B.

Buyer B may enforce the Bank Refund Guarantee in the event that any of the Shipbuilding Contracts Nos. 8-12 is rescinded or cancelled by the respective Buyer B and Sellers A fail to make the required repayment.

(f) **Completion**

Subject to any extensions that may be agreed between the respective Buyer B and Sellers A, completion will take place upon delivery of 115000 DWT Vessel with the relevant documentation.

C. Acquisitions under Novation Agreements Nos. 13-17

(a) **Date:**

Novation Agreements Nos. 13-17: 13 December 2007

(b) **Parties and Assets to be Acquired:**

Buyer: JLEPG

Sellers: CSSC and Shanghai Shipyard (collectively, "**Sellers B**")

Pursuant to Shipbuilding Contracts Nos. 13-17 and Novation Agreements Nos. 13-17, JLEPG has agreed to purchase and Sellers B have agreed to construct and sell a total of five 57000 DWT Vessels.

(c) **Consideration and Delivery Date:**

Shipbuilding Contract No.	No. of 57000 DWT Vessels acquired	Consideration (RMB)	Delivery Date (on or before)
13.	1	355,800,000	30 September 2010
14.	1	355,800,000	31 December 2010
15.	1	355,800,000	31 March 2011
16.	1	355,800,000	30 June 2011
17.	1	355,800,000	30 September 2011
	Total:	1,779,000,000]	

The total consideration for five 57000 DWT Vessels under Shipbuilding Contracts Nos. 13-17 is RMB1,779.0 million (approximately HK$1,832.37 million).

Such consideration is subject to upward and downward adjustments. If the delivery of the respective 57000 DWT Vessel is made earlier than the specified dates, the respective consideration will be adjusted upwards by a maximum of RMB2,220,000. The respective consideration will be adjusted downwards in the event of, amongst others, delay in delivery of the respective 57000 DWT Vessel, specified speed and deadweight not being reached and specified fuel consumption being exceeded. The upward and downward adjustments to the consideration will be made to the 5th instalment of the consideration.

(d) **Payment Terms:**

The total consideration of RMB1,779.0 million under Shipbuilding Contracts Nos. 13-17 is payable in 5 instalments:

- 1st instalment (representing 30% of the total consideration) is payable to Sellers B within seven Business Days after JLEPG has received the CSSC Refund Guarantee from Sellers B or 7 January 2008 (whichever is the later);

- 2nd to 4th instalments (representing 10% of the total consideration each) payable upon the different stages of construction of the relevant 57000 DWT Vessel; and

- the 5th instalment (representing 40% of the total consideration) payable upon delivery of the relevant 57000 DWT Vessel.

(e) **CSSC Refund Guarantee:**

JLEPG may also rescind or cancel the relevant shipbuilding contracts if certain minimum specifications for delivery, speed, fuel consumption or deadweight are not met. CSSC shall deliver to JLEPG the CSSC Refund Guarantee to guarantee the repayment of any consideration paid by JLEPG.

JLEPG may enforce the CSSC Refund Guarantee in the event that any of the Shipbuilding Contracts Nos. 13-17 is rescinded or cancelled by JLEPG and Sellers B fail to make the required repayment.

(f) **Completion**

Subject to any extensions that may be agreed between JLEPG and Sellers B, completion will take place upon delivery of 57000 DWT Vessel with the relevant documentation.

GENERAL

The Novation Agreements Nos. 1-7, the Shipbuilding Contracts Nos. 8-12 and Novation Agreements Nos. 13-17 were negotiated and entered into on an arm's length basis and on normal commercial terms. The total consideration aggregating approximately HK$6,928,190,000 which will be funded from the respective internal resources of CITIC Pacific and JLEPG (as the case may be) was determined by reference to the market intelligence the Company had gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of vessels of comparable size and year of delivery in the market. No third party valuation has been performed on the Vessels. It is intended that payment of the total consideration will be satisfied entirely in cash by CITIC Pacific and JLEPG (as the case may be).

INFORMATION RELATING TO THE SELLERS

Sellers A:

CSTC, a subsidiary of CSSC, is engaged in selling of vessels manufactured by the ship-building factories under CSSC.

SJC, a subsidiary of CSSC, is engaged in manufacturing of various large-sized vessels, including large-sized bulk carrier.

Seller B:

CSSC is the major ship-building group in the PRC, and is the joint venture partner of CITIC Pacific in the Shanghai Shipyard Land Development Project, holding 50% in each of three joint venture companies, namely 上海瑞明置業有限公司 (Shanghai Rui Ming Real Property Co., Ltd.), 中船置業有限公司 (CSSC Complex Property Co., Ltd.) and 上海瑞博置業有限公司 (Shanghai Rui Bo Real Property Co., Ltd.).

Shanghai Shipyard, previously known as Shanghai-Chengxi Shipbuilding Co., Ltd., a subsidiary of CSSC, is engaged in manufacturing of various large-sized vessels, including bulk carrier.

To the best of knowledge, information and belief of the Directors having made all reasonable enquiries, Sellers A, Sellers B and their ultimate beneficial owners are third parties independent of the Company and any connected persons of the Company.

IMPLICATIONS UNDER THE LISTING RULES

The total consideration of approximately HK$6,928.19 million for the Acquisitions under (i) Novation Agreements Nos. 1-7 (being approximately HK$2,909.09 million); (ii) Shipbuilding Contracts Nos. 8-12 (being approximately HK$2,186.73 million); and (iii) Novation Agreements Nos. 13-17 (being approximately HK$1,832.37 million), result in the Acquisitions constituting a discloseable transaction for CITIC Pacific under Chapter 14 of the Listing Rules. The entering into the Novation Agreements Nos. 1-7 constitute a discloseable transaction for CITIC Pacific only when aggregated with Shipbuilding Contracts Nos. 8-12 and Novation Agreements Nos. 13-17.

A circular, providing further details of the Acquisitions will be despatched to the Shareholders as soon as practicable.

REASONS FOR THE ACQUISITIONS

The Group is engaged in a diversified range of businesses, including manufacturing of special steel, iron ore mining, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and marketing and distribution.

The purchase of the twelve 115000 DWT Vessels will enable the Group to secure vessels to ensure transportation from abroad to the Group's special steel businesses in the PRC for supply of iron ore and are also suitable for the transportation of the Group's iron ore products from Western Australia.

The purchase of the five 57000 DWT Vessels by JLEPG will enable JLEPG to secure vessels to ensure transportation of coal for its power plant.

The Directors consider that the terms of the Acquisitions are fair and reasonable, in the interests of CITIC Pacific and the Shareholders as a whole.

DEFINITIONS

"115000 DWT Vessel"	115000 metric tons deadweight bulk carrier;
"57000 DWT Vessel"	57000 metric tons deadweight bulk carrier;
"Accomac Investment"	Accomac Investment Limited, a corporation organised and existing under the laws of Republic of Liberia and is an independent third party of the Company;

"**Acquisitions**"	the acquisitions of a total of 17 vessels, including (i) seven 115000 DWT Vessels under the Novation Agreements Nos. 1-7; (ii) five 115000 DWT Vessels under Shipbuilding Contracts Nos. 8-12; and (iii) five 57000 DWT Vessels under Novation Agreements Nos. 13-17, upon and subject to the terms and conditions contained therein;
"**Bank Refund Guarantee**"	a bank guarantee to be issued by the Sellers' bank in the PRC to guarantee the repayment of any consideration paid by the respective buyers;
"**Board**"	the board of directors of CITIC Pacific;
"**Business Day(s)**"	a working day in the PRC, Hong Kong and New York, respectively;
"**Buyers A**"	Burgeon Investments Ltd., Silver Bliss Enterprises Inc., Winrich Investments Holdings Ltd., Bolein Corp., Cobikin Corp., Tridot Enterprises Inc. and Cosmos Light Holdings Corp., each a wholly-owned subsidiary of CITIC Pacific, and a "**Buyer A**";
"**Buyers B**"	Bright Treasure Assets Holdings Inc., Long Glory Assets Limited, Master Champ Assets Ltd., Palesto Holdings Inc. and Parmigan Corp.; each a wholly-owned subsidiary of CITIC Pacific, and a "**Buyer B**";
"**CSSC**"	中國船舶工業集團公司 (China State Shipbuilding Corporation), a state-owned enterprise incorporated in the PRC;
"**CSSC Refund Guarantee**"	a refund guarantee to be provided by CSSC to guarantee the repayment of any consideration paid by JLEPG under Shipbuilding Contracts 13-17;
"**CSTC**"	中國船舶工業貿易公司 (China Shipbuilding Trading Company, Limited), a state-owned enterprise incorporated in the PRC;
"**CITIC Pacific**" or the "**Company**"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Main Board of the Stock Exchange;
"**Directors**"	the directors of the Company;
"**Group**"	the Company and its subsidiaries;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"JLEPG"	江陰利港發電股份有限公司 Jiangyin Ligang Electric Power Generation Company Limited, a limited liability company incorporated in the PRC, which is owned as to 54.31% by a 100% owned subsidiary of CITIC Pacific, 26.21% by a 65%-owned subsidiary of CITIC Pacific and the remaining 19.48% by three independent third parties. JLEPG is a non-wholly owned subsidiary of CITIC Pacific under the Listing Rules but a jointly controlled entity under accounting principles;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"Novation Agreements Nos. 1-7"	seven novation agreements, all dated 18 September 2007 and entered into between Accomac Investment (as the original buyer/transferor), Sellers A and the respective Buyer A (as the new buyer/transferee), whereby the rights and obligations of Accomac Investment under the respective Shipbuilding Contracts No. 1-7 were transferred to the respective Buyer A;
"Novation Agreement Nos. 13-17"	five novation agreements, all dated 13 December 2007 and entered into between Shanghai Haitang (as the original buyer/transferor), Sellers B and JLEPG (as the new buyer/transferee), whereby the rights and obligations of Shanghai Haitang under the respective Shipbuilding Contracts Nos. 13-17 were transferred to JLEPG;
"PRC"	the People's Republic of China;
"Sellers A"	CSTC and SJC;
"Sellers B"	CSSC and Shanghai Shipyard;
"Shanghai Haitang"	上海海騰船務有限公司 (Shanghai Haitang Shipping Company Limited), which together with its ultimate beneficial owners, to the best of knowledge, information and belief of the Directors having made all reasonable enquiries, are third parties independent of the Company and any connected persons of the Company;

"Shanghai Shipyard"	Shanghai Shipyard Co., Ltd., formerly known as Shanghai-Chengxi Shipbuilding Co., Ltd., an enterprise incorporated in the PRC;
"Shareholders"	shareholders of the Company;
"SJC"	上海江南長興重工有限責任公司 (Shanghai Jiangnan Changxing Heavy Industry Company Limited), an enterprise incorporated in the PRC;
"Shipbuilding Contracts Nos. 1-7"	seven shipbuilding contracts, all dated 7 December 2006 and entered into between Accomac Investment and Sellers A for the acquisition of one 115000 DWT Vessel under each shipbuilding contract by Accomac Investment, of which the rights and obligations of Accomac Investment were transferred to the respective Buyers A under Novation Agreements Nos. 1-7;
"Shipbuilding Contracts Nos. 8-12"	five shipbuilding contracts, all dated 13 December 2007 entered into between the respective Buyer B and Sellers A pursuant to which the respective Buyer B agreed to purchase and Sellers A agreed to construct and sell one 115000 DWT Vessel under each shipbuilding contract, upon and subject to the terms and conditions contained therein;
"Shipbuilding Contracts Nos. 13-17"	five shipbuilding contracts, all dated 6 December 2006 and entered into between Shanghai Haitang and Sellers B for the acquisition of one 57000 DWT Vessel under each shipbuilding contract by Shanghai Haitang, of which the rights and obligations of Shanghai Haitang were transferred to JLEPG under the respective Novation Agreements Nos. 13-17;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Vessels"	collectively twelve 115000 DWT Vessels and five 57000 DWT Vessels;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"RMB"	Renminbi, the lawful currency of the PRC;
"US$"	United States dollars, the lawful currency of United States of America; and
"%"	per cent.

Unless otherwise specified in this announcement and for the purpose of illustration only, US$ is translated to HK$ at the rate of US$1.00 = HK$7.80, and RMB is translated to HK$ at the rate of RMB1 = HK$1.03.

By Order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 13 December 2007

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

END